Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

VIA EDGAR

July 21, 2023

Asen Parachkevov, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	File Nos. 033-70742 and 811-08090
	Funds:	Lincoln U.S. Hedged Equity Fund (the “Fund”)

Dear Mr. Parachkevov:

This letter responds to your comments, provided via phone on July 10, 2023, to the Registrant’s registration statement filed on Form 485APOS on March 16, 2023, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Registrant’s responses.

1)

With respect to the 80% investment policy, please clarify Response #4 in Registrant’s June 5, 2023, comment response letter, and confirm that the Fund intends to include derivatives, including FLEX Options, as part of the 80% policy using the market price of derivatives for such test.

a)

The Registrant will use the notional value of derivatives for purposes of the Fund’s policy adopted in accordance with Rule 35d-1 under the 1940 Act (the “Names Rule Policy”). The Registrant believes that a notional value approach provides the most accurate measure of compliance with the principles of this rule. SEC guidance indicates that, for purposes of determining compliance with its Names Rule Policy, a fund may account for a derivative position by reference either to its mark-to-market value or notional value.[1] Further, in its 2022 proposal to amend the Names Rule (the “Proposal”),[2] the Commission stated that “[t]he names rule is designed to ensure that a fund’s investment activity supports the investment focus its name communicates, and for funds that use derivatives instruments, the investment exposure of those derivatives instruments is generally better reflected by a derivatives instrument’s notional amount than by its market value.”[3] The Commission cautioned that, “…using derivatives instruments’ market values for purposes of assessing names rule compliance could result in a fund being in compliance with the fund’s 80% investment policy despite the fund having significant exposure to investments that are not suggested by the fund’s name.”[4]

[1]

See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13 (stating that in “…appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”)

[2]	Investment Company Names, Release No. IC-34593, 15 (May 25, 2022), available at https://www.sec.gov/rules/proposed/2022/33-11067.pdf.
[3]	Id. (emphasis added).
[4]	Id. (emphasis added).

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

2)	When using the phrase “net assets” in the 80% investments policy include the parenthetical “(including borrowings for investment purposes).”

a)	The Registrant has updated its disclosure to include the recommended parenthetical as follows:

The Fund, under normal circumstances, will invest in instruments that provide exposure to equity securities of U.S. companies equal to at least 80% of its net assets (including borrowings for investment purposes). (emphasis added).

3)

In the second paragraph of the Investment Strategy section, please include a discussion of both FLEX Options and the Collateral Portfolio, change the heading from “FLEX Options” to “FLEX Options Portfolio,” and consider simplifying the description of the FLEX options.

a)	The requested revisions have been made. This paragraph has been revised as follows:

FLEX Options Portfolio. FLEX Options are exchange-traded options contracts with uniquely customizable terms. The Fund’s FLEX Options have one-year terms and are based on the values of the Reference Assets. The Fund invests in FLEX Options using a “laddering” technique, which means investing in several similar securities that have different maturity dates. The Fund will construct its portfolio so that each fiscal quarter, 25% of the Fund’s FLEX Options will expire and the Fund will replace them with new FLEX Options. The basket of FLEX Options transacted on a particular date is referred to as a “tranche”; the Fund will generally hold four tranches of FLEX Options.

Approximately one third of each tranche will be based on each Reference Asset. Each tranche consists of pairs of FLEX Options that provide market exposure and downside protection for each Reference Asset. Each pair consists of 1) a sold one-year put with a strike price 15% “out of the money” and a notional value equal to 1/3 of the aggregate net value of the Fund’s expiring FLEX Options; and 2) a purchased one-year call with a strike price “at the money” and the greatest notional value that can be purchased using proceeds from the sold put plus earnings from the Collateral Portfolio. In combination, such a pair of options provides market upside exposure (referred to as “participation”) while providing protection (referred to as a “buffer”) from the first 15% of downside market movement. The FLEX Options portfolio is designed so that for each tranche, the Fund will on average participate in a substantial ratio (but less than 100%) of market appreciation of the Reference Assets. The Fund’s overall participation rate will vary based on market conditions when the various tranches of FLEX Options are purchased. Buffers apply to particular FLEX Options and not to the Fund’s portfolio overall.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

4)	Consider including “limited” whenever “upside” or “downside” is mentioned in the Investment Strategy section, unless a specific tolerance is mentioned (e.g., 15%).

a)

The requested revision has been made with respect to discussion of “downside” or “buffer” for the Fund, as each buffer is limited to 15% declines in the Reference Asset. The Registrant respectfully declines to incorporate this into discussion of the Fund’s “upside” or the rate of “participation” for the Fund because the Fund’s equities upside exposure is partial but not, in fact, limited (as might be the case with, for example, a “capped” options strategy or a short selling strategy). The Registrant believes that the inclusion of the “limited” qualifier could create unnecessary confusion. For example, upon review, many funds with a similar “partial” exposure to traditional equities (e.g., funds that invest in anything but 100% equities) do not qualify descriptions of their equity exposure in this way.

5)	Consider moving the definition of buffer to the end of the second sentence in the fourth paragraph in the Investment Strategy section.

a)

The Registrant respectfully declines to incorporate this comment, as a buffer is not always set at 15% (for example, other funds in the Trust target buffers of 12% and 22%). Rather, the Fund targets a buffer of 15% for each tranche of options. The Registrant believes it may confuse investors to define “buffer” to mean “a buffer of 15%.”

6)	Consider including a range for an expected participation rate when discussing the Fund’s participation rate.

a)

The Registrant has considered further and has decided not to disclose an expected participation rate. Participation rates for the Fund’s various tranches of FLEX Options will vary based on the market price for those options at the time they are purchased, which is in turn based upon market volatility and other market factors. The Registrant has concluded that disclosing an expected participation rate would be similar to disclosing expected performance. The Registrant will consider disclosure of past participation rates after the Fund has a performance history.

7)	Consider incorporating the paragraphs starting “About Participation Rates” and “About Buffers” into the second paragraph of the Investment Strategy section discussing the “FLEX Options Portfolio.”

a)	The requested revisions have been made and the Registrant refers to its above response to Comment No. 3 where such revisions have been reflected.

8)

In reference to the fifth paragraph of the Investment Strategy section, please explain supplementally how buffers and participation rates are impacted by transactions in-between the quarterly FLEX Options transactions.

a)

The buffer and participation rates for interim FLEX Options transactions made between quarterly FLEX Options transactions will be determined by the market price for the FLEX Options at the time those transactions take place. The buffer for a FLEX Options transaction would be measured from the market price of the Reference Asset when the transaction is executed. The participation rate is essentially determined by the market price of FLEX Options, which is generally tied to expected market volatility at the time. As noted in the Investment Strategy section, the purchased

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

at-the-money calls are designed to provide market participation and the amount that may be purchased at any given time is dependent on the combination of (1) proceeds of sold puts, (2) earnings from the Collateral Portfolio, and (3) the market price of the FLEX Options at the time of the transaction.

9)	Consider moving the paragraph beginning “About Buffers” to the Item 9 section discussing the Fund’s investment strategy.

a)	The requested revision has been made.

10)	Please remove the word “diversified” in the fifth paragraph of the Investment Strategy section.

a)	The requested revision has been made. The Fund’s investment strategy section has been revised to read:

The Fund therefore expects to hold FLEX Options of various maturities, maintaining exposure to a wider range of participation rates and buffers. (emphasis added).

11)	In the paragraph of the Investment Strategy section discussing losses in the Collateral Portfolio, please remove the reference to the “Fund’s Buffer.”

a)	The requested revision has been made. The Fund’s investment strategy section has been revised to read:

Losses in the Collateral Portfolio could reduce, or completely eliminate, the impact of the buffers. (emphasis added).

12)	In the paragraph of the Investment Strategy section discussing losses in the collateral portfolio, please revise the reference to “The buffer.”

a)	The requested revision has been made. The Fund’s investment strategy section has been revised to read:

A buffer is not operative against losses in the Collateral Portfolio. (emphasis added).

13)	In the paragraph of the Investment Strategy section beginning “Expected Performance Profile,” please remove the word “expected” throughout. Consider instead using “designed to” or similar language.

a)

The requested revision has made in part. The Registrant believes that “designed to” is appropriate for reference to upside capture and downside protection, but the use of “expected” is appropriate in references to characteristics that are consequences of, but not purposes of, the Fund’s strategy. Accordingly, the Registrant has revised the Fund’s investment strategy section as follows:

Performance Profile. The Fund’s strategy is designed to outperform benchmarks in environments where equity markets decline and fixed income markets rise or decline only slightly. The Fund’s strategy is designed to generate positive absolute returns when equity markets and fixed income markets are both up, when equity markets are up and fixed income markets are down but to a lesser degree, or when equity markets are down but fixed income markets are up to a greater degree.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

The Fund is expected to underperform benchmarks in environments where equity markets rise and fixed income markets are flat to down. The Fund may also underperform benchmarks in environments where equity markets decline and the fixed income asset portfolio declines significantly. The Fund may generate negative absolute returns when equity markets and fixed income markets are both down, when equity markets are down and fixed income markets are up but to a lesser degree, and when equity markets are up but fixed income markets are down to a greater degree.

14)

In the paragraph of the Investment Strategy section beginning “Expected Performance Profile,” please revise the phrase, “The Fund may also outperform benchmarks when equity markets rise and fixed income markets rise significantly, potentially offsetting the negative impacts of the participation rate” to remove the word “negative”.

a)	The Registrant has made the requested revision. Please reference Registrant’s response to Comment #13 for revisions to this section.

15)

In the paragraph of the Investment Strategy section beginning “Expected Performance Profile,” please revise the phrase, “The Fund may also underperform benchmarks in environments where equity markets decline and the fixed income asset portfolio declines significantly (including potentially fully offsetting the benefits of the buffers)” to reflect the impact to the FLEX options portfolio.

a)	The Registrant has made the requested revision. Please reference Registrant’s response to Comment #13 for revisions to this section.

16)	Consider incorporating “Stock Investing Risk” into “FLEX Options Risk.”

a)

The Registrant has considered and determined to retain the current disclosure. The Registration Statement states that the Fund “…will invest in instruments that provide exposure to equity securities of U.S. companies…” which necessarily implicates the risk of investing in the equities (i.e., stocks) of such companies. In addition, stock market performance is the main risk to the Fund from a performance standpoint, as explained in the paragraphs discussing expected performance scenarios.

17)	Consider incorporating “Par Rate Change Risk” into “FLEX Options Risk.”

a)

The Registrant has considered and determined to retain the current disclosure, as (1) the participation rate is not an inherent feature of FLEX Options and (2) that as Form N-1A does not prescribe the structure of narrative risk disclosures.

18)	Consider indenting the sub-risks under the heading “FLEX Options Risk.”

a)	The requested revision has been made.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

19)	Consider revising “Large Position Risk” to relate directly to the FLEX options portfolio.

a)	The Registrant has considered and determined to retain the current disclosure, as Form N-1A does not prescribe the structure of narrative risk disclosures.

20)	Consider tailoring the existing “Derivatives Risk” specifically for FLEX Options.

a)

The Registrant has considered and determined to retain the current disclosure. As the Registrant noted in its June 05, 2023, comment response letter, the Registrant believes investors unfamiliar with FLEX Options may benefit from knowing that they are derivatives and thus subject to the risks that apply to derivatives generally. The Registrant believes that Derivatives Risk disclosure is helpful to investors.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.

Christian Pfeiffer, Esq.

Sharon Alyanakian

Teriana Griggs